UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: December 18, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

GRUPO BANCOLOMBIA ANNOUNCES AGREEMENT TO ACQUIRE A SUBSTANTIAL MINORITY STAKE IN BANCO AGROMERCANTIL OF GUATEMALA - BAM AND ITS AFFILIATES

Medellín, Colombia, December 18, 2012

Today Bancolombia Panama S.A. (a subsidiary of Bancolombia S.A.) and BAM Financial Corporation (BFC), entered into a stock purchase agreement, pursuant to which Bancolombia Panama will purchase from BFC a 40% stake in the capital stock of the Panamanian company Agromercantil Holding Group. Agromercantil Holding Group owns the financial conglomerate “Agromercantil” of Guatemala, which includes Banco Agromercantil BAM of Guatemala, Mercom Bank Ltd, an offshore bank based in Barbados, and Seguros Agromercantil of Guatemala, among others. Agromercantil has total assets of approximately USD$ 2,233 million1.

Bancolombia Panama will pay a total of USD $ 216 million, to BFC for the 40% interest. Following the transaction, BFC will continue to hold 60% of the capital stock of Agromercantil Holding Group. Completion of the transaction is subject to the receipt of regulatory approvals in Colombia, Guatemala and Panama and the satisfaction of other conditions. Subject to the completion of the transaction, Bancolombia Panama and BFC entered into a shareholders agreement, which will provide, among other things, for the acquisition by Bancolombia Panama of control of Agromercantil Holding Group in the medium term.

Upon completion of the transaction, the conglomerate´s main organizational structure will be as follows:

BAM FINANCIAL CORPORATION BFC
Bancolombia PANAMÁ
Grupo Agromercantil Holding
Mercom Bank, Ltd
Banco Agromercantil de Guatemala
Seguros Agro Mercantil
Arrendadora Agromercantil
Financiera Agromercantil
Agrovalores

Banco Agromercantil of Guatemala is the fourth largest bank in Guatemala. During its 85 years in the markets the bank has become known for the quality of its loan portfolio, its specialized financial services and its extensive distribution network of bank branches, banking agencies and ATMs.

This transaction will consolidate Grupo Bancolombia’s presence in the Central America financial markets, and in Guatemala. Grupo Bancolombia is pleased to partner with BFC and benefit from its extensive experience and recognition in the region.

1As of October 31, 2012.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837